Filed pursuant to Rule 424(b)(3)
Registration No. 333-229761

Registration No. 333-230791

Prospectus Supplement No. 2

(To prospectus dated April 10, 2019)

Up to 10,408,250 Shares of Common Stock Issuable Upon Exercise of
15-Month Warrants to purchase up to 68,250 Shares of Common Stock

Five-Year Warrants to purchase up to 10,340,000 Shares of Common Stock

This prospectus supplement supplements the prospectus dated April 10, 2019, as supplemented June 14, 2019, related to sale or other disposition from time to time, of up to 68,250 15-month warrants and 10,340,000 five-year warrants that remain outstanding and unexercised (collectively, the “Warrants”), including up to 10,408,250 shares of common stock, par value $0.01 per share, of Outlook Therapeutics, Inc. (the “Company,” “we,” “us” or “our”), issuable upon exercise of the Warrants (the “Warrant Shares”), which Warrants were issued pursuant to that certain underwriting agreement dated April 10, 2019 by and between the Company and Oppenheimer & Co., Inc., as representative of the underwriters named therein.

Our common stock is listed on the Nasdaq Capital Market under the symbol “OTLK.” On December 20, 2019, the closing sale price of our common stock on the Nasdaq Capital Market was $1.16 per share. You are urged to obtain a current market quotation for the common stock.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto.

This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

On December 23, 2019, with the agreement of the requisite Warrant holders, we reduced the per share exercise price of all of the outstanding Warrants issued under this prospectus to $0.2320 per share, reduced the exercise period for all Warrants to 5:00 P.M., Eastern Time, on December 24, 2019, revised the terms to permit cashless exercise at any time, and provided that all Warrants that have not been exercised prior to the expiration of the amended exercise period will automatically be net exercised for shares of our common stock immediately prior to expiration based on the cashless exercise provisions included in such Warrants (with provisions made for abeyance to comply with beneficial ownership limitations and a carve-out from such restrictions for BioLexis Pte. Ltd.). The amended terms are effective as of December 23, 2019. Other than the reduction in the per share exercise price, reduction of the exercise period, provision for automatic net exercise immediately prior to expiration on December 24, 2019, provision for abeyance for all holders to comply with beneficial ownership limitations, and provision of a carveout for BioLexis Pte. Ltd. from the beneficial ownership restrictions, all other terms and provisions of the Warrants remain unchanged. Upon the exercise of the Warrants, we would potentially receive proceeds of up to approximately $2.4 million if such Warrants are exercised for cash prior to expiration. There can be no assurance that the Warrants will be exercised for cash.

Investing in these securities involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus for a discussion of information that should be carefully considered in connection with an investment in these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 23, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2019

Outlook Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37759	38-3982704
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 Clarke Drive Cranbury, New Jersey	08512
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (609) 619-3990

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	OTLK	The Nasdaq Stock Market LLC
Series A Warrants	OTLKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☒

Item 1.01	Entry into a Material Definitive Agreement.

Senior Secured Note Exchange

On December 20, 2019, Outlook Therapeutics, Inc. (the “Company”) entered into an exchange agreement with the holders of its approximately $7.3 million outstanding aggregate principal amount and accrued interest of senior secured notes (the “Old Senior Notes”) originally issued pursuant to the certain Note and Warrant Purchase Agreement dated December 22, 2017, as amended on April 13, 2017, November 5, 2018, and June 28, 2019 (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the holders of the Old Senior Notes exchanged the entire outstanding principal and accrued interest for new senior secured notes having an aggregate outstanding original principal amount of $7.6 million, which includes an aggregate exchange fee of approximately $0.3 million. Such exchange was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) thereof.

The New Senior Notes are substantially similar to the Old Senior Notes, as amended through the date of the Exchange Agreement, bear interest at a rate of 12.0% per annum and will mature December 31, 2020 (subject to extension to June 30, 2021 at the Company’s option upon payment of an extension fee equal to 3% of the outstanding balance and being in compliance with applicable Nasdaq listing requirements). The New Senior Notes are convertible, at the option of the holder, from time to time beginning April 1, 2020, into shares of the Company’s common stock, par value $0.01 per share, at a conversion price equal to 90% of the two lowest closing bid prices in the 20 trading days immediately preceding such conversion, subject to a beneficial ownership cap, and compliance with applicable Nasdaq rules requiring stockholder approval prior to the issuance of more than 19.99% of the Company’s outstanding shares at a price per share lower than the “minimum price.” The Company agreed to file a definitive proxy statement to seek such stockholder approval no later than June 30, 2020.

Under the Exchange Agreement, while the New Senior Notes are outstanding, the Company agreed to keep adequate public information available, maintain its Nasdaq listing, and refrain from undertaking certain “Variable Security Issuances” without the holders’ consent, subject to certain limited exempt issuances, in addition to other negative covenants. The New Senior Notes provide that it is an event of default if the Company breaches its negative covenants under the Exchange Agreement, and contain other customary events of default, in addition to providing for a default rate of 14%, and giving the holder the right to increase the outstanding balance by 5% in the event of default.

In connection with the closing of the initial sale of the Old Senior Notes, the Company entered into a Security Agreement and an Intellectual Property Security Agreement, each dated December 22, 2016, granting the holders of the Old Senior Notes a security interest in all of its assets. The New Senior Notes are deemed to be “Notes” for purposes of such security agreements and accordingly, the New Senior Notes are similarly secured by a security interest in all of the Company’s assets.

The foregoing description of the Exchange Agreement and New Senior Notes are summaries of the material terms of such agreement and notes, do not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement, form of New Senior Note, and Security Agreement and Intellectual Property Security Agreement, which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Current Report on Form 8-K and are incorporated by reference herein.

April 2019 Warrant Restructuring

On December 23, 2019, the Company amended the terms of its outstanding 15-month warrants and five-year warrants issued April 12, 2019 (collectively, the “Warrants”), which originally had an exercise price of $2.90 per share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), by entering into Amendment #2 (“Amendment #2”) to that certain Warrant Agreement, dated as of April 12, 2019, as previously amended June 11, 2019 (the “Warrant Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent, with the written consent of the requisite Warrant holders.

Under Amendment #2, the exercise price of all outstanding Warrants was reduced to $0.2320 per share and the exercise period was amended such that all Warrants expire at 5:00 P.M., Eastern time, on December 24, 2019 (the “New Expiration Date”).

Amendment #2 also revised the cashless exercise provisions such that all Warrants may be cashless exercised at any time, and provided that all Warrants that have not been exercised prior to the New Expiration Date will be automatically exercised on a cashless basis for Common Stock immediately prior to expiration, with shares held in abeyance to accommodate the beneficial ownership restrictions applicable to all holders, and provided a carveout from such restrictions for BioLexis Pte. Ltd., the Company’s controlling stockholder. Other than the reduction in the exercise price, amendment of the New Expiration Date, amendment of cashless exercise provisions and providing for automatic net exercise prior to expiration, provision for abeyance for all holders to comply with beneficial ownership limitations, and provision of a carveout for BioLexis Pte. Ltd. from the beneficial ownership restrictions, all other terms and provisions of the Warrants remain unchanged.

The Company further agreed with the holders to a market standstill subject to customary exceptions through February 1, 2020.

The foregoing description of Amendment #2 is a summary of the material terms of such agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment #2, which is filed as Exhibit 10.5 to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The disclosure in Item 1.01 is incorporated by reference into this Item.

Item 3.01	Material Modification to Rights of Security Holders

The disclosure set forth in Item 1.01 is incorporated by reference into this Item 3.01.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure in Item 1.01 is incorporated by reference into this Item.

Item 3.03	Material Modification to Rights of Security Holders.

The disclosure in Item 1.01 is incorporated by reference into this Item.

Item 8.01	Other Information

On December 23, 2019, the Company issued a press release regarding the debt exchange described herein, which is filed as Exhibit 99.1 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Exchange Agreement dated December 23, 2019
10.2	Form of Senior Secured Promissory Note
10.3	Security Agreement dated December 22, 2016 (incorporated by reference to Exhibit 10.4 to the Company’s current report on Form 8-K filed on December 23, 2016).
10.4	Intellectual Property Security Agreement dated December 22, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s current report on Form 8-K filed on December 23, 2016).
10.5	Amendment #2 dated December 23, 2019 of Warrant Agreement between the Company and American Stock Transfer & Trust Company LLC, as warrant agent, dated as of April 12, 2019, as amended.
99.1	Press release dated December 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Outlook Therapeutics, Inc.

Date: December 23, 2019	By:	/s/ Lawrence A. Kenyon
Lawrence A. Kenyon
Chief Executive Officer and Chief Financial Officer